Filed by Vacasa, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TPG Pace Solutions Corp.

Commission File No.: 001-40319

Short Term Rentalz Podcast Interview

Participants:

•	Paul Stevens, Short Term Rentalz

•	Matt Roberts, Vacasa

Paul Stevens:

Welcome, Matt, to the Short Term Rentalz podcast. Fantastic to have you with us today. Firstly, I'd like to start off by asking you to please introduce yourself, Vacasa, and the services you provide in the short-term rental industry.

Matt Roberts:

Sure, happy to. Well, thanks, Paul, for having me on, I appreciate it. My name is Matt Roberts, I'm the CEO of Vacasa. Vacasa is the largest property management platform for vacation rentals in the US, and we're over 30,000 properties that we have on our platform today. What we do is focus on really the supply side, bring available nights to guests. So we perform the services necessary for a homeowners that have a second home to decide to start to rent out that home and generate income from that asset, and we take care of all of the details associated with getting that home up online, marketing that home, pricing it appropriately, and then servicing the reservations such that we can turn around and get the home ready to rent out again. So at a high level, that's what we do.

Paul Stevens:

Fantastic. Great to meet you, Matt, for the first time that we were talking just before we came on for this podcast about you starting this role. How challenging has it been for you personally and professionally, leading Vacasa during these unprecedented times, particularly as you yourself only became CEO just before the start of the pandemic?

Matt Roberts:

Yeah, like we were talking about it, it was definitely an interesting time to take on the helm of a travel company right before a global health pandemic with no clear end in sight. But I feel like it was one of the most challenging, but also rewarding parts of my career to date, because it really allowed me to get very connected to the people behind the business and both in terms of our homeowners, our guests and our team as well, and really getting back to the basics of how do you make sure that you keep and build good relationships during really unknown times and focusing on communication and staying close to every one of them in terms of saying, "Hey, this is what I know, and this is what I don't know, but we'll figure it out and we'll get through it together."

Paul Stevens:

Fantastic. Leading on from that last question a bit, but has this period, would you say, it's presented you with any opportunities or possibilities that you weren't expecting prior to the pandemic? It's a difficult question to ask in hindsight, but as the CEO, I thought to get your perspective on it.

Matt Roberts:

Well, I think certainly, at the start of the pandemic, when we were needing to make pretty difficult, painful decisions about how to manage our cost, given some of our markets went down to zero, it helped us to make sure that we were looking at every aspect of what we do as an organization, and focusing our efforts against the most critical elements so that we actually emerged in many areas much more efficient than we entered, because I think one of the hardest things to do as an organization is to stop doing something that you started doing, because it has momentum and inertia. That was an opportunity for us to just rethink elements of our business that needed to have some scrutiny applied to it. And I think as a result, we ended up emerging with a more efficient organization. So there's a positive in that regard.

Paul Stevens:

You yourself, Vacasa, you’ve been, I think it's fair to say you've been pursuing this quite aggressive expansion strategy recently, including acquiring, of course, TurnKey Vacation Rentals, Meyer Vacation Rentals, and SeaBreeze Vacation Rentals. Could you tell us maybe what your reasons for these purchases were?

Matt Roberts:

Sure. Well, one thing that might help is just to step back and talk about how we grow the business in general, which is we have two main approaches to growing the business. One is just normal prospecting of looking for homeowners that could benefit from our service and then selling the relationship with the local sales team. We call that our individual approach, adding basically one homeowner relationship at a time.

The other way that we add homes to our platform is through our portfolio approach. What that is, is we stay close to and build relationships with other property managers that are at a smaller scale and could benefit from both themselves and also the homeowners from joining the Vacasa platform because of predominantly, the revenue enhancement opportunity that we can offer for homeowners. That portfolio approach has led us to acquire smaller property managers as a means to, in many cases, enter new markets, but in some cases to expand the density of our operation in certain markets, which just helps us to be much more efficient. If you think about it, it's much easier and more cost-effective to service 10 homes on one block, versus 10 homes miles apart.

Paul Stevens:

Talking about these markets as well, are there any types of destinations that you're specifically looking to move into as we move forward from this pandemic?

Matt Roberts:

Well, there's still quite a lot of destinations. We're in over 400 destinations today, that is covered by about 100, what we call, operating markets. We enter these new markets and new destinations typically through the portfolio approach I just mentioned, and there's a lot of really great geographies that are still to come. But part of the approach though is really figuring out when is the right time for some of these smaller property managers to decide that they would like to monetize the business that they've created and have run for a long period of time. So there's no specific list to share with you in terms of what our next target is. It's a little bit more organic than that. We basically expand as the portfolio opportunities emerge.

Paul Stevens:

Sure. Again, leading on from that, Vacasa recently launched its 2021 top 25 best places to buy a vacation home report. And I know it's quite an annual report that we cover quite regularly on Short Term Rentalz. What do you think should be some of the key takeaways for the buyers to take from this report?

Matt Roberts:

Well, I think there's still quite a few places that represent attractive opportunities. I think it's not lost on anybody that prices have significantly increased. Second-home sales were up 16% in 2020, and then part of our report revealed that more than 70% of the current buyers are searching for their first ever vacation rental property. I think that's a significant increase above the 46% in 2019 were first-time buyers. I think then the pandemic from a backdrop perspective has had more people interested in the idea of having a second home, a place to get away to. And now it's a matter of where can they find someplace that meet their financial criteria as well. What we're finding is more and more people as they're looking to purchase a second home are starting to really consider that rental opportunity in the economic decision factor.

For example, if they could have afforded a $600,000 home before, now they can afford an $800,000 home, which might make the difference between being competitive as a buyer in a particular market or not. So we feel great about our role in helping people enable them to actually even purchase the home. The analysis from the report, too, was there's quite a few turnovers in terms of who's in the top list. We also [inaudible] showing that the mortgage rate locks are cooling off a bit for second homes, which might mean that there's a little bit more affordability in the inventory coming our way. Gatlinburg Tennessee claimed our number one spot this year, it was number four in 2020, and basically, new markets claim more than half of the spots in 2021. So there seems to be an expansion of second-home geographies that we're seeing. It's not atypical for our report, but this year was a more pronounced.

Paul Stevens:

Of course, moving swiftly on to some things being very important that you’ve been announcing quite recently, but following your $108 billion series D investment round led by Silver Lake last year and your upcoming SPAC merger with TPG Pace Solutions, how well-positioned will Vacasa be to emerge from this pandemic in your opinion?

Matt Roberts:

Incredibly well positioned. We, already, the business is performing very, very strongly, and the opportunity to add incremental capital that we can deploy in two predominant areas, one is our plan is to triple the dollars that we're spending on technology and development, which is the foundation of everything that we do. We're a technology company that enables us to do these services and provide the value, to a homeowner's guest and even our own team members. So tripling our development dollars is going to take an already strong platform and just accelerate that it's innovation and it's capabilities.

The second is in growth of the platform, I think having more capital available for things like our portfolio approach in terms of being able to acquire smaller property managers, in addition to just increasing significantly our direct sales approach, so those are the two areas of focus for the incremental capital. And then in general, it's just always a good idea to have more cash on your balance sheet than less.

Paul Stevens:

And keep that. Final question. I don't really know how much you can disclose right now, but is there any information maybe when we can expect to hear a bit more news about this upcoming SPAC merger? Is that very exciting for you?

Matt Roberts:

Sure. Well, we have filed our S-4 document with the SEC, and they're going through their review process right now. Our expectation is this fall, and we'll be trading under the ticker symbol VCAS.

Paul Stevens:

Fantastic. Well, we look forward to hearing more about that very soon. I'd like to thank you very much, Matt, for joining me on today's podcast. Really, hope you enjoyed our conversation, and thanks, again, for your time.

Matt Roberts:

Thanks, Paul. I really did. Appreciate it.

Paul Stevens:

Short Term Rentalz would just like to clarify that Vacasa will actually trade under the ticker symbol VCSA and not VCAS as was mistakenly quoted in our interview with Matt.

Additional Information and Where to Find It

This communication is being made in connection with a proposed business combination involving Vacasa Holdings LLC (“Vacasa”) and TPG Pace Solutions Corp. (“TPG Pace Solutions”). In connection with the proposed transaction, Vacasa, Inc. ("NewCo") has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that includes a preliminary proxy statement for the shareholders of TPG Pace Solutions that also constitutes a preliminary prospectus of NewCo. TPG Pace Solutions urges investors, shareholders and other interested persons to read the preliminary proxy statement/prospectus as well as other documents filed with the SEC (including, when available, the definitive proxy statement/prospectus) because these documents will contain important information about TPG Pace Solutions, Vacasa, NewCo and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of TPG Pace Solutions as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: TPG Pace Solutions, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The preliminary proxy statement/ prospectus and, once available, the definitive proxy statement/prospectus, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in Solicitation

TPG Pace Solutions, NewCo, Vacasa and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPG Pace Solutions in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace Solutions’ executive officers and directors in the solicitation by reading TPG Pace Solutions’ initial public offering prospectus, which was filed with the SEC on April 9, 2021 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/prospectus relating to the business combination Shareholders, potential investors and other interested persons should read the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, carefully before making any voting or investment decisions. Copies of these documents may be obtained for free from the sources indicated above.

Forward-Looking Statements

Certain statements made in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from TPG Pace Solutions’ or Vacasa’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the business combination between TPG Pace Solutions and Vacasa (the “Business Combination Agreement”); (ii) the ability of the combined company to meet listing standards following the transaction and in connection with the consummation thereof; (iii) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of TPG Pace Solutions or other reasons; (iv) the failure to meet the minimum cash requirements of the Business Combination Agreement due to TPG Pace Solutions shareholders’ redemptions and one or more defaults by the investors in the private placement that is being undertaken in connection with the business combination, and failing to obtain replacement financing; (v) costs related to the proposed transaction; (vi) changes in applicable laws or regulations; (vii) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability; (viii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (ix) the continuing or new effects of the COVID-19 pandemic on TPG Pace Solutions and Vacasa and their ability to consummate the transaction; and (x) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by TPG Pace Solutions and NewCo.

Additional information concerning these and other factors that may impact TPG Pace Solutions’ and Vacasa's expectations and projections can be found in TPG Pace Solutions’ periodic filings with the SEC, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC by NewCo, and in the definitive proxy statement/prospectus, when available. TPG Pace Solutions’ and NewCo's SEC filings are available publicly on the SEC's website at www.sec.gov.

The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither TPG Pace Solutions nor Vacasa undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release also does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No oﬀering of securities will be made except by means of a prospectus meeting the requirements of Securities Act of 1933, as amended, or an exemption therefrom.

No Assurances

There can be no assurance that the transactions described herein will be completed, nor can there be any assurance, if such transactions are completed, that the potential benefits of combining the companies will be realized. The description of the transactions contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transactions, copies of which have been filed as exhibits to the Current Report on Form 8-K filed by TPG Pace Solutions with the SEC on August 3, 2021.